UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Celestica Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 15101Q108

1	Name of Reporting Person Onex Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None

6

Shared Voting Power
19,372,540 Subordinate Voting Shares, including (i) 426,172 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is currently convertible into one Subordinate Voting Share.

	7	Sole Dispositive Power None

8

Shared Dispositive Power
19,372,540 Subordinate Voting Shares, including (i) 426,172 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is currently convertible into one Subordinate Voting Share.

9

Aggregate Amount Beneficially Owned by Each Reporting Person
19,372,540 Subordinate Voting Shares, including (i) 426,172 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is currently convertible into one Subordinate Voting Share.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11

Percent of Class Represented by Amount in Row (9)
13.5% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares. 79.3% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

12	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 to Schedule 13G (“Amendment No. 4”) relates to the Subordinate Voting Shares (the “Subordinate Voting Shares”) of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), and amends and supplements the Schedule 13G previously filed by Onex Corporation (“Onex”) with the Securities and Exchange Commission (“SEC”) on July 7, 1998 (the “Schedule 13G”), as amended by Amendment Nos. 1, 2 and 3 to the Schedule 13G filed with the SEC on February 14, 2001, March 1, 2005 and July 23, 2015, respectively.

This Amendment No. 4 amends the Schedule 13G (as previously amended), as set forth below.

Item 4	Ownership:

Item 4 is hereby amended and restated in its entirety as follows:

The information below is based on 124,047,291 Subordinate Voting Shares outstanding as of October 15, 2015, as reported by the Issuer in a Report on Form 6-K filed with the SEC on October 21, 2015.

(a)

Amount beneficially owned:

19,372,540 Subordinate Voting Shares, including (i) 426,172 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is currently convertible into one Subordinate Voting Share.

(b)

Percent of class:

13.5% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares. 79.3% of the combined voting power of the Issuer’s Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
(ii)

Shared power to vote or to direct the vote:

19,372,540 Subordinate Voting Shares, including (i) 426,172 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer.

		(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)

Shared power to dispose or to direct the disposition of:

19,372,540 Subordinate Voting Shares, including (i) 426,172 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer.

As of December 31, 2015, Onex beneficially owns 19,372,540 Subordinate Voting Shares of the Issuer, including (i) 426,172 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. Of the Multiple Voting Shares owned beneficially by Onex, 1,232,231 are subject to options granted to certain officers of Onex pursuant to certain management investment plans of Onex, which may be exercised upon specified dispositions by Onex (directly or indirectly) of the Issuer’s securities, with respect to which Onex has the right to vote or direct the vote (“MIP Options”), including 688,807 MIP Options granted to Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex (each Multiple Voting Share will, upon exercise of such options, be automatically converted into a Subordinate Voting Share).

The Multiple Voting Shares beneficially owned by Onex represent, and have at all times since the Issuer’s initial public offering represented, a majority of the voting power of the Issuer’s outstanding securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

ONEX CORPORATION

By:	/s/ ANDREA DALY
Name: Andrea Daly
Title: Managing Director and General Counsel